UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-11053

A.	Full title of the plan:

COMMONWEALTH BUILDER 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania, 18612-9774

Commonwealth Builder 401(k) Plan

December 31, 2005 and December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrator of

Commonwealth Builder 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Commonwealth Builder 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Commonwealth Builder 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2005 is presented for the purpose of additional analysis and is not required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ AMPER, POLITZINER & MATTIA, P.C.

Bridgewater, New Jersey

June 22, 2006

Commonwealth Builder 401(k) Plan

Statements of Net Assets Available for Benefits

December 31

	2005	2004
Assets
Investments at fair value	$41,545,420	$38,532,528
Participant Loans	1,156,662	1,082,546
Cash	249,252	101,209
Receivables
Employer contributions	—	33,708
Participant contributions	—	88,225

Net assets available for benefits	$42,951,334	$39,838,216

The accompanying notes are an integral part of these financial statements.

Commonwealth Builder 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31

2005
Additions to net assets attributed to:
Investment income
Net (depreciation) in fair value of investments	$(2,591,460)
Interest/dividends	3,971,027
Contributions
Employer contributions	996,517
Forfeitures applied	(33,874)

Employer	962,643
Participants	3,129,965
Rollovers	150,369

Total additions	5,622,544

Deductions from net assets attributed to:
Benefits paid to participants	2,507,726
Fees	1,700

Total deductions	2,509,426

Increase in net assets available for benefits	3,113,118

Net assets available for benefits
Beginning of period	39,838,216

End of period	$42,951,334

The accompanying notes are an integral part of these financial statements.

Commonwealth Builder 401(k) Plan

Notes to Financial Statements

December 31, 2005 and December 31, 2004

1.	Description of Plan

The following brief description of Commonwealth Builder 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and applicable amendments for a more complete description of the Plan’s provisions. Copies of these documents are available from the Plan Administrator.

Effective July 1, 2004, Commonwealth Telephone Company bargaining unit employees and Commonwealth Communications bargaining unit employees became eligible to participate in the Plan. The Commonwealth Telephone Company Bargaining Employees 401(k) Plan and the Commonwealth Communications Bargaining Employees 401(k) Plan assets were liquidated in June 2004 and deposited in the Plan in July 2004. Effective January 1, 2005, sales associates represented by the Communications Workers of America became eligible to participate in the Plan.

General

The Plan is a defined contribution plan covering substantially all employees of Commonwealth Telephone Enterprises, Inc. and its subsidiaries (the “Company” or “CTE”). The Plan is a qualified plan under Internal Revenue Code (the “Code”) Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan allows an employee to become eligible for participation in the Plan on the first day of the month coincident with or next following the later of date of employment commencement or attaining the age of eighteen.

Change in Trustee

On July 1, 2004, CTE transitioned its 401(k) record keeping to Milliman. In conjunction with this, CTE transitioned the trustee duties from Mellon Human Resource and Investor Solutions to Charles Schwab Trust Company. This transaction was overseen and approved by the management investment committee of CTE and approved by the Board of Directors.

Contributions

Non-bargaining participants in the Plan may contribute between 1 percent and 25 percent of their base compensation subject to certain limits imposed by the Code. Non-bargaining participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes on behalf of each non-bargaining participant 100% of the participant’s deferral not to exceed 3.5 percent of the non-bargaining participant’s compensation during the year. For any Plan year, the Company may contribute additional matching contributions as it shall determine. Such additional contributions will be allocated to participants employed on the last day of the Plan year, as defined. All Company contributions are initially invested in CTE common stock. Effective April 1, 2003, all Company contributions initially invested in CTE common stock, and all amounts previously invested in CTE common stock, are subject to participant investment direction.

Bargaining participants in the Plan may also contribute between 1 percent and 25 percent of their base compensation subject to certain limits imposed by the Code. Bargaining participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company does not provide matching contributions to bargaining participant accounts.

All participants may direct the investment of their contribution into various investment options offered by the Plan including CTE Common Stock.

Commonwealth Builder 401(k) Plan

Notes to Financial Statements

December 31, 2005 and December 31, 2004

The Plan allows all eligible employees to change salary deferral elections for each payroll cycle. All participants may change investment elections on a daily basis.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings, and may be charged with an allocation of administrative expenses. Allocations are made in direct proportion to the respective amount in each participant’s account. The benefit to which a participant is entitled is the participant’s account balance.

Vesting

Participants are immediately 100 percent vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions portion of non-bargaining employee accounts, plus earnings thereon, is based on years of continuous service. A non-bargaining participant is 100 percent vested after five years of credited service as follows:

Less than 2 years	0%
2 years	25%
3 years	50%
4 years	75%
5 or more years	100%

Forfeited amounts are used to reduce Company contributions. During the year ended December 31, 2005, forfeitures of approximately $34,000 were used to reduce employer contributions. Forfeitures available to reduce future employer contributions at December 31, 2005 were approximately $31,000.

Plan Benefits

On termination of service due to death, disability or retirement, a participant or designated beneficiary may elect to receive a lump-sum distribution if the value of the participant’s account is less than or equal to $1,000. If the account value is between $1,001 and $5,000, and the participant fails to make a lump-sum or rollover election, the account will automatically transfer to an individual IRA through Charles Schwab Trust Company. If the value of the participant’s account is greater than $5,000, the participant or designated beneficiary may elect to have their benefit paid out in an immediate or deferred annuity (as defined) or lump sum.

A participant may elect to have the lump-sum distribution paid in cash or CTE common stock. If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

Additionally, the Plan permits participants to withdraw, in cash, a portion or all of their vested account balance. These special distributions include in-service distributions and hardship withdrawals. An active participant may request an in-service distribution upon attaining age 59 1/2. A hardship withdrawal may be granted to a participant before attaining age 59 1/2 for a financial emergency circumstance as defined by the Plan. A participant who receives a hardship withdrawal is prohibited from making elective deferrals for six months after receipt of the distribution.

Commonwealth Builder 401(k) Plan

Notes to Financial Statements

December 31, 2005 and December 31, 2004

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their vested account balance or $50,000 minus the highest outstanding loan balance in the last 12 months. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is up to 30 years. The loans are secured by the balance in the participant’s account. The loan bears interest at the prime rate plus one basis point plus a one time $50 administrative fee. Principal and interest is paid ratably through automatic payroll deductions. The Plan does not allow an employee to have more than two loans outstanding at any given time.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held. CTE Common Stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and calculated daily. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12-b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Collective Investment Trust

The Schwab Stable Value Fund (the “Fund”) is an investment alternative effective July 1, 2004. The Trustee of the Fund is Charles Schwab Trust Company.

The Fund invests in a diversified portfolio of stable assets which include, but are not limited to, guaranteed investment contracts, bank investment contracts, alternative and separate account investment contracts, units of collective trust funds consistent with the Fund’s objective of stable value, and short-term money market instruments. The investment contracts are valued at fair value. Fair value approximates contract value which represents invested principal plus accrued interest. In determining fair value, the Trustee considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts and, with respect to alternative investment contracts, the likelihood of default by the issuer of an investment security.

Commonwealth Builder 401(k) Plan

Notes to Financial Statements

December 31, 2005 and December 31, 2004

Insurance company and bank contracts are nontransferable but provide for benefit-responsive withdrawals by plan participants at contract value. Alternative and separate account investment contracts consist of investments in underlying securities with wrap contracts under which a third party guarantees benefit-responsive withdrawals by plan participants at contract value. Investments in units of collective trust funds and short-term investment funds are valued at their respective net asset values as reported by the funds daily. Short-term money market investments are stated at amortized cost, which approximates market value.

The approximate annualized average yield and crediting interest rates were as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2004
Average yield	4.59%	4.22 - 4.35%
Crediting interest rates	4.09%	2.58 - 6.00%

Expenses of the Plan

Fees and other costs incurred may be paid by the Plan; however, currently the majority are paid by the Plan sponsor (CTE).

Payment of Benefits

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, issuer, credit, derivative, liquidity, mortgage, foreign investment, currency, leveraging and management. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued Staff Positions (FSP) Nos. AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP describes the limited circumstances in which the net assets of an investment fund shall reflect the contract value of investment contracts that it holds and provides a definition of a fully benefit-responsive investment contract. This FSP also provides guidance with respect to the financial statement presentation and disclosure of fully

Commonwealth Builder 401(k) Plan

Notes to Financial Statements

December 31, 2005 and December 31, 2004

benefit-responsive investment contracts. The FSP is effective for financial statements for annual periods ending after December 15, 2006. The adoption of the FSP is not expected to have a material impact on the Plan’s financial statements.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31, 2005	December 31, 2004
Investments at fair value
Schwab Stable Value	$7,706,649	$7,147,444
American Funds Growth	4,112,267	3,399,591
Barclays Global LifePath 2010	3,298,520	3,385,678
Legg Mason Value Trust	4,588,959	4,233,838
Royce Low Priced Stock Fund	3,190,123	3,115,607
CTE Common Stock	9,598,211	9,838,739
Euro Pacific Growth Fund	2,241,861	—

The Plan’s investments, including gains and losses on investments sold, as well as held during the year appreciated/(depreciated) in value as follows:

December 31, 2005
Registered investment companies	$1,390,719
CTE Stock	(3,982,179)

$(2,591,460)

4.	Tax Status

The Plan has applied for a new determination letter, but it has not yet been received. The Plan received a favorable determination letter dated September 8, 2003 in which the Internal Revenue Service (IRS) stated that the Plan, as amended and restated effective December 23, 2002, is qualified and that the trust established under the Plan is exempt. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. The underlying volume submitter plan effective July 1, 2004, received a favorable advisory letter October 13, 2000.

Commonwealth Builder 401(k) Plan

Notes to Financial Statements

December 31, 2005 and December 31, 2004

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.	Party-in-Interest Transactions

Through June 30, 2004 the trustee and custodian of the Plan was Boston Safe Deposit and Trust Company which is an affiliate of Mellon Financial Corporation, a bank holding company. The Plan invested in shares of mutual funds and a collective trust managed by an affiliate of Mellon Financial Corporation, a bank holding company. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Effective July 1, 2004, the trustee and custodian of the Plan became Charles Schwab Trust Company. The Plan invests in the Schwab Stable Value Fund. Transactions in such an investment qualify as party-in-interest transactions.

Commonwealth Builder 401(k) Plan

EIN #23-2093008 Plan #003

Schedule H, Item 4(i)

Schedule of Assets Held for Investment Purposes as of December 31, 2005

(a)	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment	# of Shares at December 31, 2005	(e) Current Value at December 31, 2005
*	Schwab Stable Value	Collective Investment Trust	483,615.154	$7,706,649
	American Funds Growth	Registered Investment Co.	133,298.755	4,112,267
	Barclays Global Bond Index	Registered Investment Co.	33,004.091	318,159
	Barclays Global LifePath	Registered Investment Co.	42,403.394	447,779
	Barclays Global LifePath 2010	Registered Investment Co.	255,105.972	3,298,520
	Barclays Global LifePath 2020	Registered Investment Co.	16,448.398	260,707
	Barclays Global LifePath 2030	Registered Investment Co.	40,456.350	622,623
	Barclays Global LifePath 2040	Registered Investment Co.	10,865.007	197,526
	Dodge & Cox Balanced Fund	Registered Investment Co.	10,148.224	825,457
	EuroPacific Growth Fund	Registered Investment Co.	54,559.765	2,241,861
	Legg Mason Value Trust	Registered Investment Co.	60,676.436	4,588,959
	Lord Abbett Affiliated Fund	Registered Investment Co.	13,795.443	193,826
	PIMCO Total Return	Registered Investment Co.	195,102.239	2,048,574
	Royce Low Priced Stock Fund	Registered Investment Co.	205,416.798	3,190,123
	Vanguard 500 Index	Registered Investment Co.	16,482.589	1,894,179

*	CTE Common Stock	Shares of Commonwealth Telephone Enterprises, Inc. Common Stock	284,223.000	9,598,211

*	Participants’ Notes	Participants’ loans with interest rates from 5% to 13% with maturity dates from 2006 to 2035		1,156,662

				$42,702,082

*	Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMONWEALTH BUILDER 401(k) PLAN (Name of Plan)

DATE: June 27, 2006

	By:	/s/ DONALD P. CAWLEY
Donald P. Cawley Executive Vice President and Chief Accounting Officer

FORM 11-K

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Amper, Politziner & Mattia, P.C.